SECURITIES AND EXCHANGE COMMISSION

                                                WASHINGTON, D.C. 20549

                                                     SCHEDULE 13G

                                      Under the Securities Exchange Act of 1934

                                            Quickturn Design Systems, Inc.
                   ------------------------------------------------------------

                                                   (Name of Issuer)

                                                     Common Stock
                   ------------------------------------------------------------

                                            (Title of Class of Securities)

                                                      74838E102
                   ------------------------------------------------------------

                                                    (CUSIP NUMBER)

                                          Milton Arbitrage Partners, L.L.C.
                                                   165 Mason Street
                                             Greenwich, Connecticut 06830

                               (Name, Address and Telephone Number of Person
                             Authorized to Receive Notices and Communications)

                                                  - with copies to -


                                        Michael G. Tannenbaum, Esq.
                            Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                                       900 Third Avenue - 13th Floor
                                          New York, New York 10022
                                                 (212) 508-6700

                                                   January 11, 1999
                                            (Date of event which requires
                                              filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|  Rule 13d-1-(b)

                  |X|  Rule 13d-1-(c)

                  |_|  Rule 13d-1-(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                 Page 1 of 6 Pages

CUSIP No. 74838E102

1.       Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (entities only)

Milton Arbitrage Partners, L.L.C.    061519218

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         a.       |_|

         b.       |_|

         3.       SEC Use Only

         4.       Citizenship or Place of Organization:  Delaware

 Number of Shares                   5.  Sole Voting Power 996,946 shares
                                                        --------------

Beneficially
 Owned by     6.  Shared Voting Power           0
 Each
 Reporting    7.  Sole Dispositive Power 996,946 shares
 Person
 With         8.  Shared Dispositive Power     0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person 996,946 shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.  Percent of Class Represented by Amount in Row 9 5.51% of Common Stock
12.  Type of Reporting Person (See Instructions)  IA


                                                 Page 2 of 6 Pages

CUSIP No. 74838E102

Item 1(a)      Name of Issuer:

Quickturn Design Systems Inc. ("Quickturn")

Item 1(b)         Address of Issuer:

55 West Trimble Road
San Jose, California 95131

Item 2(a)      Name of Person Filing:

Milton Arbitrage Partners, L.L.C. ("Milton")

Item 2(b)      Address of Principal Business Office or, if none, Residence:

165 Mason Street
Greenwich, Connecticut 06830

Item 2(c)      Citizenship:

Delaware

Item 2(d)      Title of Class of Securities:

         Common Stock

Item 2(e)      CUSIP Number:

         74838E102

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing person is a:


                                                 Page 3 of 6 Pages

CUSIP No. 74838E102


 a.       |_|      Broker or dealer registered under Section 15 of the Act,
 b.       |_|      Bank as defined in Section 3(a)(6) of the Act,
 c.       |_|      Insurance Company as defined in Section 3(a)(19) of the Act,
 d.       |_|      Investment Company registered under Section 8 of the
                   Investment Company Act,
 e.       |_|      Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
 f.       |_|      Employee Benefit Plan, or Endowment Fund in accordance with
                   Rule 13d-1(b)(1)(ii)(F),
 g.       |_|      Parent Holding Company or Control Person, in accordance with
                   Rule 13d-1(b)(ii)(G); (Note:  see Item 7)
 h.       |_|      A savings association as defined in Section 3(b) of the t
                   Federal Deposit Insurance Act (12 U.S.C. 1813);
 i.       |_|      A  church  plan  that  is   excluded   from  the
                   definition  of an  investment  company  under section
                   3(c)(14) of the Investment Company Act of 1940;
 j.       |_|      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to ss.240.13d-1(c), check this box |X|.

Item 4   Ownership:

         (a)      Amount Beneficially Owned:

                  As of January 11, 1999, 996,946 shares were beneficially owned by Milton and its affiliate Milton Partners, L.P. (the "Partnership") on behalf of a number of private investment vehicles and managed accounts. In addition, Milton and the Partnership beneficially own 50,000 shares of Quickturn via the ownership of 500 call options, "April 1999 Call Option @ $10.00" (CUSIP 74838E0D8). The market value of the beneficially held (i) shares, plus (ii) options, as of January 11, 1999 together equal 5.79% of the market value of Quickturn's Common Stock.

         (b)      Percent of Class:  5.51%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                           996,946 Shares

                  (ii)     shared power to vote or direct the vote:

                           0


                                                 Page 4 of 6 Pages

CUSIP No. 74838E102

                  (iii) sole power to dispose or to direct the disposition of:

                           996,946 shares

                  (iv)     shared power to dispose or direct the disposition of:

                           0

Item 5            Ownership of Five Percent or Less of a Class:
------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

Item 6            Ownership of More than Five Percent on Behalf of Another
------            Person:

                  Not applicable

Item 7            Identification and Classification of the Subsidiary which
------            Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable

Item 8            Identification and Classification of Members of the Group:
------
                  Not applicable

Item 9            Notice of Dissolution of Group:
------

                  Not applicable

Item 10           Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the insurer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                                 Page 5 of 6 Pages

CUSIP No. 74838E102


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 15, 1999
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Date


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Signature


James E. Buck, II, Managing Member
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Name/Title




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